UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2026

Edward McGee
Chief Financial Officer
Grayscale Avalanche Trust (AVAX)
c/o Grayscale Investments Sponsors, LLC
290 Harbor Drive, 4th Floor
Stamford, CT 06902

Re: Grayscale Avalanche Trust (AVAX)
Amendment No. 5 to Registration Statement on Form S-1
Filed March 2, 2026
File No. 333-289829

Dear Edward McGee:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 25, 2026 letter.

Amendment No. 5 to Registration Statement on Form S-1

General

1. We note your response to prior comment 1 that you "expect[] the Staking Condition to be satisfied prior to the listing of the Shares on NASDAQ." Please revise your registration statement to provide a materially complete description of your planned staking program, including your planned staking policy.

Risk Factors
Risk Factors Related to Potential Conflicts of Interest
A single shareholder may own a majority of the Shares, page 70

2. We note your revised disclosure on page 70 that "[t]o the knowledge of the Sponsor, a single shareholder may hold a majority of the Shares representing ownership in the Trust." To the extent a single shareholder holds a majority of the Shares representing

ownership in the Trust, please revise to disclose the security ownership of certain beneficial owners pursuant to Item 403 of Regulation S-K or advise.

Business
Expenses; Sales of AVAX
Hypothetical Expense Example, page 112

3. Please update the table on page 113 to include the Sponsor's Fee.

Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Daniel P. Gibbons